Leigh Baldwin & Co.
Investment Brokerage

112 Albany Street
Cazenovia, NY 13035

PRSRT STD
US POSTAGE PAID
LAKE BLUFF IL
PERMIT NO. 58



SOLID START FOR THE NEW LEIGH BALDWIN TOTAL RETURN FUND

During one of the worst down markets in history, the Leigh Baldwin Total Return Fund has performed better than 98% of its peers*. *We can't wait to see how we perform in a good market!* Preservation of capital, dividend growth, and total return, what more do you want from your investments? For more information, visit our website at *leighbaldwin.com* or call us at 800-659-8044.

*Based on a January 2, 2009 Lipper report at cbsmarketwatch.com. Non-FDIC insured. May lose value. No bank guarantee. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 800-659-8044. Please read it carefully before you invest or send money.